UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Signs Contract with VMAX Telecom for Mobile WiMAX™ Turnkey Project in Taiwan. Dated January 6th, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Signs Contract with VMAX Telecom for Mobile WiMAX™ Turnkey Project in Taiwan

Alvarion to supply more than US$12 million worth of WiMAX™ equipment and services for first phase of project

Tel Aviv, Israel, January 6, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it has signed a contract with VMAX Telecom to deploy Mobile WiMAX™ in Taiwan, beginning in the Taoyuan and Hsinchu counties. Under the terms of the agreement, Alvarion will provide VMAX Telecom with its WiMAX Forum Certified™ BreezeMAX® 2500 base station, as part of the company’s 4Motion® solution. The new network will enable VMAX Telecom to provide wireless IP services such as voice, data, video and gaming, bringing the best of mobile broadband to Northern Taiwan.

“VMAX Telecom strongly believes in WiMAX as the best way to provide our customers the most advanced mobile broadband services available,” said Teddy Huang, CEO of VMAX Telecom. “We are looking forward to being the first operator to commercially deploy Mobile WiMAX in Northern Taiwan. Subscriber growth is expected to reach 500,000 in 5 years. Alvarion is a key partner in realizing this vision and assisting us in shaping this early adopter market.”

VMAX Telecom was awarded a WiMAX license by the National Communications Commission of Taiwan in July 2007. The new network will bring a-state-of-the-art mobile Internet offering targeting both businesses and homes. The service will offer ubiquitous broadband connectivity on-the-go with multiple form factor devices such as USB dongles, IADs (integrated access devices), and WiMAX embedded laptops.

The current available services in Taiwan include 3G, 3.5G and fixed line services. WiMAX will not only offer much higher data rates, but will also promote a new model of mobile broadband services, which focuses on an open Internet model to drive innovation and choice for consumers.

“We are delighted and privileged to be selected as a VMAX Telecom partner to bring Mobile WiMAX to Taiwan,” said Tzvika Friedman president and CEO of Alvarion. “We look forward to implementing our successful project plan and enabling VMAX Telecom’s customers to tap into the exciting world of mobile Internet. This milestone reaffirms Alvarion’s position at the forefront of Mobile WiMAX adoption.”

About VMAX Telecom
VMAX Telecom, awarded WiMAX operator license by the National Communications Commission of Taiwan on July 26, 2007, is composed of and supported by an influential lineup of shareholders, containing Tecom, Vibo Telecom , Intel Capital and Teco Electric & Machinery to form a technically strong and financially solid team for providing WiMAX service in North Taiwan. VMAX Telecom, aiming to be the leading WiMAX service provider in Taiwan by providing customers anywhere, anytime with any devices the High Speed Internet Access, IPTV, VoIP, Online Games, LBS (Location Based Service) as well as the variety of Innovative value added services/applications, is building a customer oriented wireless broadband network that will deliver services to improve the quality of life and work productivity with performance at affordable cost.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “BreezeMAX” and “4Motion” are the registered trademarks of Alvarion Ltd.

“OPEN” is a trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.